Virginia Electric and Power Company

Virginia Power Fuel Securitization, LLC

120 Tredegar Street

Richmond, Virginia 23219

January 31, 2024

Via EDGAR

Ms. Komul Azhar Chaudhry

Mr. Benjamin Meeks

Office of Structured Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Virginia Electric and Power Company
Virginia Power Fuel Securitization, LLC
Registration Statement on Form SF-1
File Nos. 333-275727 and 333-275727-01

Dear Ms. Chaudhry and Mr. Meeks:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Virginia Electric and Power Company and Virginia Power Fuel Securitization, LLC hereby request that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 1:00 p.m. Eastern Time on February 2, 2024, or as soon as practicable thereafter.

Please call or email Hannah Thompson Frank at (412) 667-7936 or hfrank@mcguirewoods.com, or W. Lake Taylor, Jr. at (804) 775-4325 or ltaylor@mcguirewoods.com of McGuireWoods LLP as soon as the Registration Statement has been declared effective.

Sincerely,

VIRGINIA ELECTRIC AND POWER COMPANY

By:	/s/ Steven D. Ridge
Name: Steven D. Ridge
Title: Executive Vice President and Chief Financial Officer

VIRGINIA POWER FUEL SECURITIZATION, LLC

By:	/s/ Steven D. Ridge
Name: Steven D. Ridge
Title: President and Chief Financial Officer

cc:	Mr. Robert M. Blue (Virginia Electric and Power Company)
Mr. Carlos M. Brown (Virginia Electric and Power Company)
Ms. Meredith Sanderlin Thrower (Dominion Energy Services, Inc.)
Mr. Michael Fitzpatrick, Jr. (Hunton Andrews Kurth LLP)
Mr. Adam O’Brian (Hunton Andrews Kurth LLP)
Ms. Hannah Thompson Frank (McGuireWoods LLP)
Mr. W. Lake Taylor, Jr. (McGuireWoods LLP)